As filed with the United States Securities and Exchange Commission on January 11, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 5

TO

SCHEDULE 14D-1F

TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

NEVSUN RESOURCES LTD.

(Name of Subject Company)

British Columbia, Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)

1178180 B.C. LTD.

a wholly owned subsidiary of

ZIJIN MINING GROUP CO. LTD.

(Bidder)

Common Shares

(Title of Class of Securities)

64156L101

(CUSIP Number of Class of Securities)

D.F. King, an AST Company

48 Wall St, New York

NY 10005

Telephone: 1 (866) 822-1238

(Name, address (including zip code) and telephone number (including area code)

of person(s) authorized to receive notices and communications on behalf of bidder)

Copy to:

Martin C. Glass Jenner & Block LLP 919 3rd Avenue New York, NY 10022 Tel: (212) 891-1600 Jeffrey R. Shuman Jenner & Block LLP 353 North Clark Street Chicago, IL 60654 Tel: (312) 222-9350	John S.M. Turner Bradley A. Freelan Fasken Martineau DuMoulin LLP 333 Bay Street, Suite 2400 P.O. Box 20, Toronto, ON M5H 2T6 Tel: (800) 268-8424

September 14, 2018

(Date tender offer published, sent or given to security holders)

PART I — INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Item 1. Home Jurisdiction Documents

(a)         Offer and Circular, dated September 14, 2018, including the Letter of Transmittal and Notice of Guaranteed Delivery.1

(b)         Notice of Variation, dated December 5, 2018.2

(c)          Notice of Extension, dated December 28, 2018.3

(d)         Notice of Compulsory Acquisition, dated January 11, 2019.

Item 2. Informational Legends

(a)         See page i of the Notice to Shareholders in the United States, dated September 14, 2018.1

(b)         See page 1 of the Notice of Variation, dated December 5, 2018. 2

(c)          See page 1 of the Notice of Extension, dated December 28, 2018.3

(d)         See page 4 of the Notice of Compulsory Acquisition, dated January 11, 2019.

1  Previously filed with Bidder’s Schedule 14D-1F on September 14, 2018.

2  Previously filed with Bidder’s Amendment No. 1 to Schedule 14D-1F on December 6, 2018.

3  Previously filed with Bidder’s Amendment No. 3 to Schedule 14D-1F on December 31, 2018.

This document is important and requires your immediate attention. It should be read in conjunction with the Offer and Circular. If you are in doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, accountant, lawyer or other professional advisor.

NOTICE OF COMPULSORY ACQUISITION
by
1178180 B.C. LTD.
a wholly owned subsidiary of

ZIJIN MINING GROUP CO. LTD.
for all of the Outstanding Common Shares of
NEVSUN RESOURCES LTD.
C$6.00 PER NEVSUN SHARE

January 11, 2019

To:                            Holders of common shares (“Nevsun Shares”) of Nevsun Resources Ltd. (“Nevsun”) who did not accept the offer dated September 14, 2018 (as amended by a notice of variation dated December 5, 2018 (the “Notice of Variation”) and extended by a notice of variation and extension dated December 28, 2018 (the “Notice of Extension”), made by 1178180 B.C. Ltd. (the “Offeror”), a wholly-owned subsidiary of Zijin Mining Group Co. Ltd. (“Zijin Mining”).

PLEASE REFER TO THE INSTRUCTIONS ATTACHED HERETO.

The Offeror made an offer (the “Offer”), on the terms and subject to the conditions set forth in the offer and circular (the “Circular”) dated September 14, 2018, as amended by the Notice of Variation and extended by the Notice of Extension, to purchase all of the issued and outstanding Nevsun Shares, together with the associated rights issued under the shareholder rights plan of Nevsun, including Nevsun Shares that may become issued and outstanding after the date of the Offer but prior to the January 7, 2019 upon the exercise, conversion or exchange of options, warrants, debentures or other securities of Nevsun that are exercisable for, convertible into or exchangeable for Nevsun Shares at a price of C$6.00 in cash per Nevsun Share.

The Offer initially expired at 5:00 p.m. (Toronto time) on December 28, 2018 and was extended for the Mandatory Extension Period (as defined in the Circular) until 5:00 p.m. (Toronto time) on January 7, 2019 (the “Expiry Date”). The Offeror has taken up and accepted for payment 286,347,562 Nevsun Shares, representing approximately 92.44% of the issued and outstanding Nevsun Shares.

The Offeror intends to acquire the Nevsun Shares not tendered to the Offer (the “Remaining Shares”) from Nevsun shareholders who have not accepted the Offer (the “Remaining Shareholders”), which includes any person who acquired Nevsun Shares after the date of the Offer but prior to the Expiry Date, pursuant to the provisions of Section 300 of the Business Corporations Act (British Columbia) (the “BCBCA”), for the same consideration and on the same terms contained in the Offer (the “Compulsory Acquisition”).

The Offeror is hereby exercising its rights under the BCBCA to acquire all of the Remaining Shares and hereby gives notice pursuant to Section 300(3) of the BCBCA that:

(a)                                 the Offer was accepted by shareholders of Nevsun (the “Accepting Shareholders”) who, in the aggregate, held at least 90% of the Nevsun Shares, other than Nevsun Shares already held at the date of the Offer by, or by a nominee for, the Offeror or its affiliates;

(b)                                 the Offeror has taken up and accepted for payment the Nevsun Shares held by the Accepting Shareholders;

(c)                                  under the BCBCA, upon sending this notice of compulsory acquisition (this “Notice”) to a Remaining Shareholder, the Offeror is, subject to paragraph (d) below, entitled and bound to acquire all of the Remaining Shares of such Remaining Shareholder for the same consideration and on the same terms as the Nevsun Shares that were acquired by the Offeror pursuant to the Offer; and

(d)                                 a Remaining Shareholder may, within two months from the date of this Notice, apply to the Supreme Court of British Columbia (the “Court”) for an order setting the price and terms of payment for such Remaining Shareholder’s Remaining Shares and any consequential orders or directions that the Court considers appropriate.

Where the Court, on application made by a Remaining Shareholder to whom this Notice was given, has not ordered otherwise, the Offeror must, no earlier than two months after the date of this Notice or, if an application to the Court by a Remaining Shareholder to whom this Notice was given is then pending, then after that application has been disposed of, send a copy of this Notice to Nevsun and pay or transfer to Nevsun the consideration payable by the Offeror for the Remaining Shares that the Offeror is entitled to acquire. On receiving such notice and consideration, Nevsun must register the Offeror as the shareholder of Nevsun with respect to all of the Remaining Shares. The consideration received by Nevsun from the Offeror will be held by Nevsun, or a trustee approved by the Court, in trust for the Remaining Shareholders.

The Offeror intends to transfer the consideration for, and become registered as the shareholder with respect to, the Remaining Shares on or about March 12, 2019. The Offeror recommends that you complete the enclosed letter of transmittal (the “Letter of Transmittal”) (printed on PINK) and deposit it together with the certificate(s) and/or DRS Statement(s) representing your Remaining Shares at the office of Computershare Trust Company of Canada (the “Depositary”) at the address set forth in the instructions attached hereto, within two months of the date of this Notice. Please note that interest will not be payable, under any circumstances, on amounts representing the purchase price for any Remaining Shares.

Remaining Shareholders whose Remaining Shares are held in an account with a broker, investment dealer, bank, trust company or other intermediary should immediately contact that intermediary if they wish to take the necessary steps to be able to deposit such Remaining Shares under the Compulsory Acquisition. Intermediaries likely have established tendering cut-off times that are prior to March 12, 2019. As a result, beneficial shareholders wishing to tender their Remaining Shares should promptly and carefully follow the instructions provided to them by their broker, investment dealer, bank, trust company or other intermediary.

For assistance in tendering Remaining Shares, contact the Depositary at its telephone numbers and locations set out below or D.F. King at 1-866-822-1238 toll free in North America or 1-212-771-1133 outside of North America or inquiries@dfking.com.

If you have already deposited all of your Nevsun Shares under the Offer, no further action is required by you.

Remaining Shareholders are advised to consult their tax advisors to determine the particular tax consequences of the disposition of their Remaining Shares pursuant to the Compulsory Acquisition.

The Nevsun Shares will be delisted from the Toronto Stock Exchange and the New York Stock Exchange American on or about March 8, 2019. The delisting of the Nevsun Shares could give rise to adverse consequences under the Income Tax Act (Canada) to a Remaining Shareholder. Remaining Shareholders should consult their own tax advisors with respect to their own particular circumstances.

The foregoing is only a summary of the statutory right of compulsory acquisition. The summary is not intended to be complete and is qualified in its entirety by the provisions of Section 300 of the BCBCA. Remaining Shareholders should refer to Section 300 of the BCBCA for the full text of the relevant statutory provisions. Section 300 of the BCBCA is complex and requires strict adherence to notice and timing

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provisions, failing which certain rights otherwise available to Remaining Shareholders may be lost or altered. Remaining Shareholders who wish to be better informed about the provisions of Section 300 of the BCBCA should consult their legal advisors.

Yours very truly,

1178180 B.C. LTD.

“Cheung Man Fan”
Name: Cheung Man Fan
Title: Director

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NOTICE TO REMAINING SHAREHOLDERS IN THE UNITED STATES

THE COMPULSORY ACQUISITION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER OR THE CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Compulsory Acquisition is being made in the United States with respect to the securities of a Canadian issuer and by a Canadian private issuer that is permitted to carry out the Compulsory Acquisition in accordance with the disclosure requirements of applicable Canadian provincial and federal laws, and in accordance with applicable Canadian provincial and federal corporate and tender offer rules.

Remaining Shareholders in the United States should be aware that such requirements are different from those of the United States.

Remaining Shareholders in the United States should be aware that the disposition of their Nevsun Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences are not fully described herein. Accordingly, Remaining Shareholders, who are resident in, or citizens of, the United States, are encouraged to consult their own tax advisors with respect to their particular circumstances and tax considerations applicable to them. See “Certain Canadian Federal Income Tax Considerations” in Section 18 of the Circular and “Certain United States Federal Income Tax Considerations” in Section 19 of the Circular.

The enforcement by Remaining Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that each of Nevsun, the Offeror and Zijin Mining are located in a foreign country, and that some or all of their officers and directors are residents of a foreign country. In addition, it may be difficult for Remaining Shareholders in the United States to enforce their rights and any claims they may have arising under United States federal and state securities laws since each of the Offeror and Nevsun is a corporation existing under the laws of British Columbia, Canada and Zijin Mining is a corporation existing under the laws of the People’s Republic of China; some or all of the officers and directors of each of the Offeror, Zijin Mining and Nevsun reside outside the United States; and all or a substantial portion of the assets of the Offeror, Zijin Mining and Nevsun are located outside the United States. Remaining Shareholders may not be able to sue the Offeror, Zijin Mining, Nevsun or their respective officers or directors in a foreign court for violations of United States federal securities laws. Further, it may be difficult to compel a foreign company and its affiliates to subject themselves to the jurisdiction and judgement of a United States court.

INSTRUCTIONS TO NOTICE OF COMPULSORY ACQUISITION

Within two months of the date of this Notice, a Remaining Shareholder should:

(a)                                 elect to receive consideration per Remaining Share of C$6.00 for such Remaining Shareholder’s Remaining Shares and receive such consideration without delay, by completing the enclosed Letter of Transmittal and deliver the same to the Depositary at the address specified below together with the certificate(s) and/or DRS Statement(s) representing such Remaining Shareholder’s Remaining Shares; or

(b)                                 apply to the Court for an order setting the price and terms of payment for such Remaining Shareholder’s Remaining Shares and any consequential orders or directions that the Court considers appropriate.

Letters of Transmittal and certificates representing Remaining Shares should be delivered to the Depositary at the following address before 5:00 p.m. (Toronto time) on March 12, 2019:

COMPUTERSHARE TRUST COMPANY OF CANADA

By Mail	By Registered Mail, Hand or by Courier

P.O. Box 7021	100 University Avenue
31 Adelaide St E	8th Floor
Toronto, ON	Toronto, ON
M5C 3H2	M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions

Toll Free: 1-800-564-6253
E-Mail: corporateactions@computershare.com

The method used to deliver the Letter of Transmittal, any accompanying certificate(s) and or DRS Statement(s) representing Remaining Shares and all other required documents is at the option and risk of the Remaining Shareholder depositing these documents. The Offeror recommends that these documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of March 12, 2019, to permit delivery to the Depositary at or prior to 5:00 p.m. (Toronto time) on March 12, 2019. Delivery will only be effective upon actual receipt by the Depositary.

If you complete and deliver a properly completed and executed Letter of Transmittal to the Depositary with the certificate(s) and/or DRS Statement(s) representing Remaining Shares at or prior to 5:00 p.m. (Toronto time) on March 12, 2019, the Offeror will make the payment of the consideration to which you are entitled for such Remaining Shares by regular mail, or held for pick-up if specified in the Letter of Transmittal, promptly after March 12, 2019. If such documents are not received by the Depositary at or prior to 5:00 p.m. (Toronto time) on March 12, 2019, then your Remaining Shares will be acquired by the Offeror pursuant to the Compulsory Acquisition.

If a certificate or DRS Statement representing Nevsun Shares has been lost or destroyed, the Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary at the address provided above. The Depositary will forward such letter to the registrar and transfer agent for the Nevsun Shares so that the registrar and transfer agent may provide replacement instructions. If a certificate or DRS Statement representing Nevsun Shares has been lost, destroyed, mutilated or mislaid, the foregoing action must be taken sufficiently in advance of March 12, 2019 in order to obtain a replacement certificate or DRS Statement in sufficient time to permit the Nevsun Shares represented by the replacement certificate or DRS Statement to be deposited under the Compulsory Acquisition at or prior to March 12, 2019. You may be required to provide proof that the certificate was lost or destroyed, an indemnity or any other reasonable document or action at the request of Nevsun.

After the Offeror has been registered as the holder of the Remaining Shares, Nevsun, the Depositary, or a trustee approved by the Court, must hold in trust the consideration received from the Offeror for the benefit of the former holders of the Remaining Shares. A former holder must provide to Nevsun the certificate(s) and/or DRS Statement(s) issued in respect of the Remaining Shares formerly held, or such other evidence as to entitlement as Nevsun may require, in order to receive the consideration to which the former holder is entitled.

Interest will not be payable, under any circumstances, on any amounts representing the purchase price for Remaining Shares.

Any questions and requests for assistance may be directed by holders of Nevsun Shares to the Depositary at its telephone numbers and locations set out above or D.F. King at 1-866-822-1238 toll free in North America or 1-212-771-1133 outside of North America or inquiries@dfking.com.

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THE INSTRUCTIONS ACCOMPANYING THIS LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED. THIS LETTER OF TRANSMITTAL IS FOR USE IN DEPOSITING COMMON SHARES OF NEVSUN RESOURCES LTD. IN CONNECTION WITH THE COMPULSORY ACQUISITION (AS DEFINED BELOW).

LETTER OF TRANSMITTAL

for the deposit of common shares of

NEVSUN RESOURCES LTD.

Pursuant to the Compulsory Acquisition made by

1178180 B.C. LTD.
a wholly owned subsidiary of

ZIJIN MINING GROUP CO., LTD.

USE THIS LETTER OF TRANSMITTAL TO DEPOSIT NEVSUN SHARE CERTIFICATE(S) AND/OR DRS STATEMENT (S)

REMAINING SHAREHOLDERS (AS DEFINED HEREIN) WHO ACCEPT THE COMPULSORY ACQUISITION THROUGH A BOOK-ENTRY TRANSFER WILL BE DEEMED TO HAVE COMPLETED AND SUBMITTED A LETTER OF TRANSMITTAL AND BE BOUND BY THE TERMS HEREOF.

Pursuant to an offer and circular (the “Offer and Circular”) dated September 14, 2018, as amended by a notice of variation dated December 5, 2018, and as extended by a notice of extension dated December 28, 2018, 1178180 B.C. Ltd. (the “Offeror”), a wholly owned subsidiary of Zijin Mining Group Co., Ltd. (“Zijin Mining”), offered to purchase, upon and subject to the terms and conditions set forth in the Offer and Circular, all of the issued and outstanding common shares (the “Nevsun Shares”) of Nevsun Resources Ltd. (“Nevsun”), together with the associated rights issued under the shareholder rights plan of Nevsun, for consideration of C$6.00 in cash (the “Offer”). The Offer expired at 5:00 p.m. (Toronto Time) on January 7, 2019 (the “Expiry Time”).

Pursuant to a notice of compulsory acquisition (the “Notice of Compulsory Acquisition”) dated January 11, 2019, the Offeror elected under section 300 of the Business Corporations Act (British Columbia) (the “BCBCA”) to acquire from Nevsun shareholders who have not accepted the Offer (the “Remaining Shareholders”) all of the Nevsun Shares not tendered to the Offer (the “Remaining Shares”) for the same consideration and on the same terms contained in the Offer and Circular (the “Compulsory Acquisition”), unless the Supreme Court of British Columbia (the “Court”) orders otherwise. A Remaining Shareholder may, within two months from the date of the Notice of Compulsory Acquisition, apply to the Court for an order setting the price and terms of payment for such Remaining Shareholder’s Remaining Shares and any consequential orders or direction that the Court considers appropriate.

This Letter of Transmittal properly completed and duly executed in accordance with the instructions set out herein with all other required documents, including all certificate(s) and/or DRS Statement(s) representing your Remaining Shares must be received by the Depositary, as agent for the Offeror, at the address set forth below on or before 5:00 p.m. (Toronto Time) on March 12, 2019 (the “Effective Date”).

The Offer and Circular and the Notice of Compulsory Acquisition contain important information and Nevsun Shareholders are urged to read such documents in their entirety. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer and Circular have the respective meanings ascribed thereto in the Offer and Circular. All currency amounts expressed herein, unless otherwise elected below in Block E, are in Canadian dollars.

As used herein, the term “U.S. Shareholder” means a beneficial owner of Nevsun Shares that is (a) an individual citizen or a resident alien of the United States as determined for U.S. federal income tax purposes, (b) a corporation, partnership or other entity taxable as a corporation or partnership created or organized under the Laws of the United States or any State thereof or the District of Columbia, (c) an estate, the income of which is subject to U.S. federal income tax without regard to its source or (d) a trust, (1) the administration of which is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. Person.

This Letter of Transmittal is for use by registered Remaining Shareholders.

Questions or requests for assistance in depositing Remaining Shares pursuant to the Compulsory Acquisition, completing this Letter of Transmittal or depositing Remaining Shares with the Depositary may be directed to the Depositary. Their contact details are provided at the end of this document. Shareholders whose Remaining Shares are registered in the name of a broker, investment dealer, bank, trust company or other intermediary should immediately contact that intermediary for assistance if they wish to deposit their Remaining Shares pursuant to the Compulsory Acquisition.

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN THE ADDRESS OF THE DEPOSITARY SET FORTH BELOW WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY.

YOU MUST SIGN THIS LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW AND IF YOU ARE A U.S. SHAREHOLDER, YOU MUST ALSO COMPLETE THE FORM W-9 SET FORTH BELOW (SEE INSTRUCTION 7 BELOW, “FORM W-9 FOR U.S. SHAREHOLDERS ONLY”). IF YOU HAVE A U.S. ADDRESS, BUT ARE NOT A U.S. SHAREHOLDER, PLEASE SEE INSTRUCTION 7 BELOW.

Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO:                                                                         1178180 B.C. LTD., a wholly owned subsidiary of ZIJIN MINING GROUP CO., LTD.

AND TO:                                           COMPUTERSHARE TRUST COMPANY OF CANADA at its offices set out herein.

Dear Sirs/Mesdames:

The undersigned delivers to you the enclosed certificate(s) and/or DRS Statement(s) representing the Nevsun Shares described below (the “Deposited Remaining Shares”) and irrevocably accepts the Compulsory Acquisition for such Remaining Shares for the same consideration and on the same terms contained in the Offer and hereby assigns all right, title and interest therein to the Offeror.

The following are the details of the share certificate(s) enclosed by the undersigned holder of Nevsun Shares:

DESCRIPTION OF REMAINING SHARES
(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the form below.)

Certificate Number(s) (if available)*	Name(s) in which Remaining Share(s) is (are) Registered (fill in exactly as name(s) appear(s) on certificate(s) or DRS Statement(s))**	Number of Remaining Shares Represented by Certificate(s) or DRS Statement(s)***	Number of Remaining Shares Deposited***

TOTAL:

*                                         A certificate number does not need to be provided if the Remaining Shares are represented by a DRS Statement. The Direct Registration System (DRS) is a system that allows shares to be held in book-entry form without having a physical share certificate issued as evidence of ownership. Instead, shares are held and registered electronically in the record systems of an issuer’s transfer agent, which can be confirmed in the DRS Statement.

**                                  If Remaining Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different registered Shareholder. See Instruction 3 of this Letter of Transmittal, “Signatures”.

***                           The total number of Remaining Shares evidenced by all certificates or DRS Statements delivered will be deemed to have been deposited.

TRANSFER OF REMAINING SHARES PURSUANT TO THE COMPULSORY ACQUISITION

The undersigned acknowledges receipt of the Notice of Compulsory Acquisition and acknowledges that the Offeror is entitled, subject to any court order directing otherwise, to acquire the Deposited Remaining Shares in accordance with the terms and subject to the conditions of the Offer, the Notice of Compulsory Acquisition and this Letter of Transmittal.

The undersigned represents and warrants that:

(a)                                 the undersigned has reviewed the Notice of Compulsory Acquisition and Offer and Circular;

(b)                                 the undersigned has full power and authority to deposit, sell, assign and transfer (i) the Deposited Remaining Shares, and (ii) all rights and benefits arising from such Deposited Remaining Shares, including, without limitation, any and all dividends, distributions, payments, securities, property, rights or other interests, which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Remaining Shares or any of them on and after the date of the Offer, including, without limitation, any dividends, distributions or payments on such dividends, distributions, payments, securities, property, rights or other interests (collectively, “Distributions”) being deposited and all interests therein;

(c)                                  the undersigned has good title to and is the beneficial owner of the Deposited Remaining Shares (and any Distributions) being deposited within the meaning of applicable Laws;

(d)                                 the deposit of such Deposited Remaining Shares (and any Distributions) complies with applicable Laws;

(e)                                  the Deposited Remaining Shares (and any Distributions) have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Remaining Shares (and any Distributions), to any other Person; and

(f)                                   when the Deposited Remaining Shares (and any Distributions) are paid for by the Offeror, the Offeror will acquire good title to the Deposited Remaining Shares (and any Distributions) free and clear of all security interests, liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of other Persons.

These representations and warranties shall survive the completion of the Compulsory Acquisition and the delivery to the Depositary of the Deposited Remaining Shares.

IN CONSIDERATION OF THE COMPULSORY ACQUISITION AND FOR VALUE RECEIVED, the undersigned hereby irrevocably acknowledges and accepts the Compulsory Acquisition for and in respect of the Deposited Remaining Shares and delivers to the Offeror the certificate(s) and/or DRS Statement(s) representing the Deposited Remaining Shares and, on and subject to the terms and conditions set forth in the Notice of Compulsory Acquisition and this Letter of Transmittal, irrevocably assigns and transfers to the Offeror the Deposited Remaining Shares pursuant to the Compulsory Acquisition and all other rights and benefits arising from such Deposited Remaining Shares, including any and all Distributions, which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Nevsun Shares or any of them on and after the date of the Compulsory Acquisition, including any dividends, distributions or payments on such Distributions.

The Depositary will act as the agent of the persons who have transferred Remaining Shares pursuant to the Compulsory Acquisition for the purposes of receiving payment from the Offeror and transmitting such payment to such persons. Receipt by the Depositary of the cash representing the consideration under the Compulsory Acquisition shall be deemed to constitute receipt of payment by persons transferring Remaining Shares pursuant to the Compulsory Acquisition.

All cash payments under the Compulsory Acquisition will be made in Canadian dollars, unless otherwise elected below in Block E.

Settlement with the undersigned will be made by the Depositary issuing or causing to be issued a cheque payable in Canadian dollars, unless otherwise elected below in Block E, in the amount to which the undersigned is entitled. Unless otherwise directed in this Letter of Transmittal, the cheque will be issued in the name of the registered holder of the Deposited Remaining Shares. Unless the undersigned instructs the Depositary to hold the cheque for pick-up by checking the appropriate box (Block D) in this Letter of Transmittal, the cheque will be forwarded by first class mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the cheque will be sent to the address of the registered holder as shown on the securities register maintained by or on behalf of Nevsun. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable Law, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Remaining Shareholder. The undersigned understands and acknowledges that under no circumstances will interest accrue, or be paid by the Offeror or the Depositary by reason of any delay in making payments for any Deposited Remaining Shares to any person on account of Deposited Remaining Shares accepted for payment under the Compulsory Acquisition.

Pursuant to the rules of the Canadian Payments Association, a C$25 million ceiling has been established on cheques, bank drafts and other paper-based payments processed through Canada’s clearing system. As a result, any payment to the undersigned in excess of C$25 million will be effected by the Depositary by wire transfer in accordance with the Large Value Transfer System Rules established by the Canadian Payments Association. Accordingly, settlement with the undersigned involving a payment in excess of C$25 million, if applicable, will be made only in accordance with wire transfer instructions provided by the undersigned to the Depositary in writing. In the event wire transfer instructions are required as set out above, the Depositary will contact the undersigned for purposes of obtaining wire transfer instructions. Any delay in payment by the Depositary resulting from the provision by the undersigned of wire transfer instructions will not entitle the undersigned to interest or other compensation in addition to the amounts to which the undersigned is entitled pursuant to the Compulsory Acquisition.

By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Compulsory Acquisition as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l ’usage d ’un elettre d’ envoi en langue anglaise par le soussigne, le soussigne est repute avoir requis que tout con trat atteste par l ’offre et son acceptation par cette lettre d ’envoi, de meme que tous les documents qui s’y rapportent, soient rediges exclusivement en langue anglaise.

SHAREHOLDER INFORMATION AND INSTRUCTIONS

Before signing this Letter of Transmittal please review carefully and complete the following boxes, as appropriate.

BLOCK A	BLOCK B
PAYMENT INSTRUCTIONS	DELIVERY INSTRUCTIONS

ISSUE CHEQUE IN THE NAME OF:	SEND CHEQUE
(please print or type)	(Unless Block D is checked) TO:
☐ Same as address in Block A or to:

(Name)	(Name)

(E-mail Address)	(Street Address and Number)

(Street Address and Number)	(City and Province or State)

(City and Province or State)	(Country and Postal (Zip) Code)

(Country and Postal (Zip) Code)	(Telephone - Business Hours)

(Telephone - Business Hours)	(Tax Identification, Social Insurance or Social Security Number)

(Tax Identification, Social Insurance or Social Security Number)	* The delivery instructions given in this Block B will also be used to return certificate(s) representing Deposited Remaining Shares if required for any reason.

BLOCK C	BLOCK D
TAXPAYER IDENTIFICATION NUMBER	SPECIAL PICK-UP INSTRUCTIONS

U.S. residents/citizens must provide their Taxpayer Identification Number	☐ HOLD CHEQUE FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED (check box)

(Taxpayer Identification Number)

If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, in order to avoid backup withholding you must complete the Form W-9 included below, or otherwise provide certification that you are exempt from backup withholding. If you are not a U.S. Shareholder, but have a U.S. address, you must provide a completed U.S. Internal Revenue Service Form W-8 in order to avoid backup withholding. See Instruction 7 below, “Form W-9 for U.S. Shareholders Only”, for further details.

BLOCK E
CURRENCY ELECTION

ALL CASH PAYMENTS WILL BE ISSUED IN CANADIAN DOLLARS UNLESS OTHERWISE ELECTED BELOW

☐            Issue my cash entitlement payment(s) in United States Dollars

By electing to receive payment in another currency, the undersigned acknowledges that (a) the exchange rate used will be the rate established by Computershare, in its capacity as foreign exchange service provider to Zijin Mining, on the date the funds are converted; (b) the risk of any fluctuation in such rate will be borne by the undersigned; and (c) Computershare may earn commercially reasonable spread between its exchange rate and the rate used by any counterparty from which it purchases the elected currency.

Failure to make an election will result in any cash payment under the Compulsory Acquisition being paid in Canadian dollars.

BLOCK F
U.S. SHAREHOLDERS - TAX

INDICATE WHETHER OR NOT YOU ARE A U.S. SHAREHOLDER, ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER OR HAVE A U.S. ADDRESS:

☐                                    The Person signing this Letter of Transmittal represents that it is not a U.S. Shareholder, is not acting on behalf of a U.S. Shareholder and does not have a U.S. address; or

☐                                    The Person signing this Letter of Transmittal represents that it is a U.S. Shareholder, is acting on behalf of a U.S. Shareholder or has a U.S. address.

A “U.S. Shareholder” is any holder of Nevsun Shares that: (i) is a citizen or a resident alien of the United States for U.S. federal tax purposes or that is otherwise a U.S. person for U.S. federal income tax purposes; (ii) provides an address in Block A or Block B which is located within the United States or any territory in possession thereof; or (iii) returns this Letter of Transmittal in an envelope postmarked in, or that otherwise appears to the Depositary or its agents to have been sent from, the United States or any territory in possession thereof.

IF YOU ARE (I) A U.S. SHAREHOLDER, (II) ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER OR (III) HAVE A U.S. ADDRESS, THEN IN ORDER TO AVOID BACK-UP WITHHOLDING YOU MUST COMPLETE AND SUBMIT TO THE DEPOSITARY THE FORM W-9 INCLUDED BELOW, OR OTHERWISE PROVIDE CERTIFICATION THAT YOU ARE EXEMPT FROM BACKUP WITHHOLDING, AS PROVIDED IN INSTRUCTION 7 BELOW. IF YOU REQUIRE A FORM W-8, PLEASE CONTACT THE DEPOSITARY.

BLOCK G
SHAREHOLDER SIGNATURE

By signing below, the Shareholder expressly agrees to the terms and conditions set forth above.

This Letter of Transmittal must be signed below by the registered Shareholder(s) exactly as the name(s) of the registered holder(s) appear(s) on the certificate(s) or DRS Statement(s) representing the Deposited Remaining Shares or on a security position listing or by Person(s) authorized to become registrant holder(s) by certificate(s) and documents transmitted herewith, or, pursuant to Instruction 3, by a fiduciary or authorized representative.

Signature guaranteed by (if required under Instruction 2):	Dated:

Authorized Signature of Guarantor	Signature of Shareholder or Authorized Representative (see Instructions 2 and 3)

Name of Guarantor (please print or type)	Name of Shareholder or Authorized Representative (please print or type)

Address of Guarantor (please print or type)	Daytime telephone number or facsimile number of Shareholder or Authorized Representative

Tax Identification, Social Insurance or Social Security Number

INSTRUCTIONS

1.                                      Use of Letter of Transmittal

(a)                                 This properly completed and executed Letter of Transmittal, with the signature(s) guaranteed, if required by Instruction 2 below, together with the accompanying certificate(s) or DRS Statement(s) representing the Deposited Remaining Shares (or, alternatively, Book-Entry Confirmation with respect thereto), and all other documents required by the terms of the Compulsory Acquisition and this Letter of Transmittal must be received by the Depositary at its office specified in this Letter of Transmittal at or prior to the Effective Date.

(b)                                 The method used to deliver this Letter of Transmittal, any accompanying certificate(s) or DRS Statement(s) representing Remaining Shares and all other required documents is at the option and risk of the Remaining Shareholder depositing these documents. The Offeror recommends that these documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Effective Date to permit delivery to the Depositary at or prior to the Effective Date. Delivery will only be effective upon actual physical receipt by the Depositary.

(c)                                  Remaining Shareholders whose Remaining Shares are registered in the name of a broker, investment dealer, bank, trust company or other intermediary should immediately contact that intermediary for assistance to take the necessary steps to make an election hereunder.

2.                                      Signatures

This Letter of Transmittal must be completed and executed by the Remaining Shareholder depositing Remaining Shares pursuant to the Compulsory Acquisition described above or by such Remaining Shareholder’s duly authorized representative (in accordance with Instruction 3 below).

(a)                                 If this Letter of Transmittal is executed by the registered holder(s) of the accompanying certificate(s) or DRS Statement(s), such signature(s) on this Letter of Transmittal must correspond exactly with the name(s) as registered or as written on the face of such certificate(s) or DRS Statement(s) without any change whatsoever, and the certificate(s) or DRS Statement(s) need not be endorsed. If such deposited certificate(s) or DRS Statement(s) are owned of record by two or more joint holders, all such holders must execute this Letter of Transmittal.

(b)                                 Notwithstanding Instruction 2(a), if this Letter of Transmittal is executed by a Person other than the registered holder(s) of the accompanying certificate(s) or DRS Statement(s), or if this Letter of Transmittal is executed other than exactly as the name of the registered Remaining Shareholder appears on the share certificate or DRS Statement, or if the cheque(s) is/are to be issued or sent to a Person other than the registered holder(s), or if the certificate(s) or DRS Statement(s) representing Remaining Shares is/are to be returned to a Person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) shown on the securities register maintained by or on behalf of Nevsun:

(i)                                   the accompanying certificate(s) or DRS Statement(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder(s);

(ii)                                the signature on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as written on the face of the certificate(s) or DRS Statement(s); and

(iii)                             such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

3.                                      Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal, or any share certificate of DRS Statement or share transfer power of attorney is executed by a Person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other Person acting in a representative capacity, such Person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either the Offeror or the Depositary, at its sole discretion, may require additional evidence of authority or additional documentation.

4.                                      Delivery Instructions

If any cheque(s) is (are) to be sent to or if certificate(s) or DRS Statement(s) representing Remaining Shares is (are) are to be returned to someone at an address other than the address of the Remaining Shareholder as it appears in Block A on this Letter of Transmittal, entitled “Registration and Payment Instructions”, then Block B on this Letter of Transmittal, entitled “Delivery Instructions”, should be completed. If Block B is not completed, any cheque(s) will be mailed to the depositing Remaining Shareholder at the address of such Remaining Shareholder as it appears in Block A or, if no address is provided in Block A, then it will be mailed to the address of such Remaining Shareholder as it appears on the securities register maintained by or on behalf of Nevsun. Any share certificate(s) or DRS Statement(s) and/or cheque(s) mailed in accordance with the terms of the Compulsory Acquisition and this Letter of Transmittal will be deemed to be delivered at the time of mailing.

5.                                      Form W-9 for U.S. Shareholders Only

United States federal income tax Law generally requires a U.S. Shareholder who receives cash in exchange for Remaining Shares to provide the Depositary with its correct Taxpayer Identification Number (“TIN”), which, in the case of a Remaining Shareholder who is an individual, is generally the individual’s social security number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, such holder may be subject to penalties imposed by the Internal Revenue Service and backup withholding in an amount equal to 24% of the gross proceeds of any payment received hereunder. If withholding results in an overpayment of taxes, a refund may be obtained by filing a U.S. tax return and complying with all other necessary requirements.

To prevent backup withholding, each U.S. Shareholder must provide its correct TIN by completing the Form W-9 set forth in this document, which requires the Remaining Shareholder to certify under penalties of perjury, (1) that the TIN provided is correct (or that such Shareholder is awaiting a TIN), (2) that (i) the Remaining Shareholder is exempt from backup withholding; (ii) the Remaining Shareholder has not been notified by the Internal Revenue Service that he or she is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the Internal Revenue Service has notified the Remaining Shareholder that he or she is no longer subject to backup withholding; and (3) that the Remaining Shareholder is a U.S. person for U.S. federal income tax purposes (including a U.S. resident alien).

Exempt holders (including, among others, all corporations) are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN on Form W-9, check the appropriate box for “Exempt Payee”, and sign and date the form. See the instructions on Form W-9 (the “W-9 Instructions”) for additional instructions.

If Remaining Shares are held in more than one name or are not in the name of the actual owner, consult the enclosed W-9 Instructions for information on which TIN to report.

If a U.S. Shareholder does not have a TIN, such holder should: (i) consult the enclosed W-9 Instructions for instructions on applying for a TIN, (ii) write “Applied For” in the space for the TIN in the Form W-9; and (iii) sign and date the Form W-9. In such case, the Depositary may withhold 24% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the Internal Revenue Service.

If a Remaining Shareholder has a U.S. address, but is not a U.S. Shareholder, such holder is required to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalties of perjury. Such appropriate IRS Form W-8 may be obtained from the Depositary.

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE FORM W-9 SET FORTH IN THIS LETTER OF TRANSMITTAL OR A NON-U.S. SHAREHOLDER WHO HAS A U.S. ADDRESS AND FAILS TO PROPERLY COMPLETE THE APPROPRIATE IRS FORM W-8 MAY BE SUBJECT TO BACKUP WITHHOLDING OF 24% OF THE GROSS PROCEEDS OF ANY PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE COMPULSORY ACQUISITION. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY FILING A TAX RETURN WITH THE IRS AND COMPLYING WITH ALL OTHER NECESSARY REQUIREMENTS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

6.                                      Currency of Payment

All cash payments under the Compulsory Acquisition will be made in Canadian dollars, unless otherwise elected in Block E.

7.                                      Miscellaneous

(a)                                 If the space in this Letter of Transmittal is insufficient to list all certificates representing Remaining Shares, additional certificate and number of Remaining Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)                                 If Deposited Remaining Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be properly completed and executed for each different registration.

(c)                                  Subject to paragraph (f) below, no alternative, conditional or contingent deposits will be accepted. All depositing Remaining Shareholders, by execution of this Letter of Transmittal, waive any right to receive any notice of the acceptance of Deposited Remaining Shares for payment, except as required by applicable Laws.

(d)                                 The Notice of Compulsory Acquisition and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Notice of Compulsory Acquisition unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia and all courts competent to hear appeals therefrom.

(e)                                  Before completing this Letter of Transmittal, you are urged to read the accompanying Notice of Compulsory Acquisition.

(f)                                   All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any Deposited Remaining Shares will be determined by the Offeror in its sole discretion. Remaining Shareholders agree that, subject to applicable Laws, such determination will be final and binding. Remaining Shareholders may challenge the Offeror’s determination in a court of competent jurisdiction. Only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. The Offeror reserves the absolute right to reject any and all deposits that it determines not to be in proper form or to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offeror reserves the absolute right to waive any defects or irregularities in the deposit of any Remaining Shares or any notice of withdrawal. There shall be no duty or obligation of the Offeror or the Depositary or any other Person to give notice of any defect or irregularity in any deposit of any Remaining Shares and any notice of withdrawal and no liability shall be incurred or suffered by any of them for failure to give any such notice. The Offeror’ s interpretation of the terms and conditions of the Notice of Compulsory Acquisition, this Letter of Transmittal, and any other related documents will be final and binding. The Offeror reserves the right to permit a Remaining Shareholder to transfer Remaining Shares pursuant to the

Compulsory Acquisition in a manner other than that set out in the Notice of Compulsory Acquisition.

(g)                                  Additional copies of the Offer and Circular, the Notice of Compulsory Acquisition and this Letter of Transmittal may be obtained without charge on request from the Depositary at its address specified in this Letter of Transmittal.

(h)                                 The Offeror will not pay any fees or commissions to any stockbroker, dealer or other person for soliciting deposits of Remaining Shares under the Compulsory Acquisition.

8.                                      Lost Certificates

If a certificate representing Remaining Shares has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss and providing your telephone number, to the Depositary at its office specified in this Letter of Transmittal. The Depositary will forward such letter to the registrar and transfer agent for the Remaining Shares so that the registrar and transfer agent may provide replacement instructions. If a certificate representing Remaining Shares has been lost, destroyed, mutilated or mislaid, the foregoing action must be taken sufficiently in advance of the Effective Date in order to obtain a replacement certificate.

9.                                      Assistance

Questions or requests for assistance in depositing Remaining Shares pursuant to the Compulsory Acquisition, completing this Letter of Transmittal and depositing the Remaining Shares with the Depositary may be directed to the Depositary. The Depositary’s contact details are provided at the end of this document.

REMAINING SHAREHOLDERS SHOULD CONTACT THE DEPOSITARY OR THEIR BROKER OR OTHER FINANCIAL ADVISOR FOR ASSISTANCE IN COMPLETING THIS LETTER OF TRANSMITTAL AND DEPOSITING REMAINING SHARES WITH THE DEPOSITARY.

THIS LETTER OF TRANSMITTAL (TOGETHER WITH CERTIFICATES AND ALL OTHER REQUIRED DOCUMENTS) MUST BE RECEIVED BY THE DEPOSITARY AT OR PRIOR TO THE EFFECTIVE DATE.

10.                               Privacy Notice

Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you - from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients’ needs and for other lawful purposes relating to our services. Some of your information may be transferred to servicers in the U.S.A. for data processing and/or storage. We have prepared a Privacy Code to tell you more about our information practices, how your privacy is protected and how to contact our Chief Privacy Officer. It is available at our website, computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario, M5J 2Y1. Computershare will use the information you are providing in order to process your request and will treat your signature(s) as your consent to us so doing.

requester. Do not instructions on page 3): c Cl) c D Individual/sole proprietor or C Corporation S Corporation Partnership Trust/estate code (if any) anoiher LLC ihaii:::; noUi isre-JanJeU fro111 ihe owner for U.S. fet.ierai iax purpo:::; e:::;. Oiherwi:::;e, a :::;in -Jei -JIIelllber LLC ihai en y, state,and ZlP code .:mi•• Taxpayer Identification Number (TIN) I Socialsecurity number I Enter your.TIN in.the app.ropri.ate box. T. he. TIN provided must match the name given on line 1 to avoid ITIJ -ITJ -I I I I I . backup Withholding. For IndiVIduals, th1s 1s generally your soc1al secunty number (SSN).However, for a resident alien, sole proprietor, or disregarded entity, see the Instructions for Part I, later. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN, later. Note:If the account is in more than one name, see the instructions for line 1. Also see What Name and Number To Give the Requester for guidelines on whose number to enter. or Certification Under penalties of perjury, I certify that: 1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and 2. I am not subject to backup withholding because: (a) Iam exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all Interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and 3. I am a U.S. citizen or other U.S. person (defined below); and 4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct. Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions,item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally,payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions for Part II, later. Sign Here I Signature of U.S.person Date General Instructions Section references are to the Internal Revenue Code unless otherwise noted. Future developments. For the latest information about developments related to Form W-9 and rts instructions, such as legislation enacted after they were published, go to www.irs.gov/FormW9. Purpose of Form An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer Identification number (TIN) wh1ch may be your social secunty number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN),to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to,the following. • Form 1099-1NT (interest earned or paid) • Form 1099-DIV (diVIdends, Including those from stocks or mutual funds) • Form 1099-MISC (various types of income, prizes, awards, or gross proceeds) • Form 1099-8 (stock or mutual fund sales and certain other transactions by brokers) • Form 1099-S (proceeds from real estate transactions) • Form 1099-K (merchant card and third party network transactions) • Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition) • Form 1099-C (canceled debt) • Form 1099-A (acqu1s1tion or abandonment of secured property) Use Form W-9 only if you are a U.S person (including a resident alien).to provide your correct TIN. If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding, later. Form W-9 (Rev. 11-2017) Cat. No.10231X Form W-9 (Rev. November 2017) Department of the Treasury InternalRevenue Service Request for Taxpayer Identification Number and Certification ,.. Go to www.irs.gov/FormW9 for instructions and the latest information. Give Fonn to the send to the IRS. <:<i Q) 0) "c'. 0 ·"' 5 2 'Et; '1: .5 D.. u Cl) a. Q) Q) (f) 1 Name (as shown on your income tax return).Name is required on this line;do not leave this line blank. 2 Business name/disregarded entity name. if different from above 3 Check appropriate box for federal tax classification of the person whose name is entered on line 1. Check only one of the following seven boxes. 0 0 D0 single-member LLC D Limited liability company. Enter the tax classification (C=C corporation.S=S corporation, P=Partnership) Note: Check the appropriate box in the line above for the tax classification of the single-member owner. Do not check LLC if the LLC is classified as a single-member LLC that is disregarded from the owner unless the owner of the LLC is is disregarded from the owner should check the appropriate box for the tax classification of its owner. D Other (see instructions) 4 Exemptions (codes apply only to certain entities, not indivdi uals; see Exempt payee code (if any) Exemption from FATCA reporting (Applies to accounts maintained ootside the U.S.) 5 Ad dress (numbe r, street, and apt. or suite no.) See instructions. Requester's name and addr ess (optional) 6 Cit 7 List account number(s) here (optional)

Form W-9 (Rev. 11-2017) Page2 By signing the filled-out form, you: 1.Certify that the TIN you are giving is correct (or you are waiting for a number to be issued), 2.Certify that you are not subject to backup withholding, or 3.Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S.trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income, and 4.Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. See What is FATCA reporting, later,for further information. Note:If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9. Definition of a U.S.person. For federal tax purposes,you are considered a U.S. person if you are: • An individual who is a U.S. citizen or U.S. resident alien: • A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States: • An estate (other than a foreign estate): or • A domestic trust (as defined in Regulations section 301.7701-7). Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners' share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under sect1on 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income. In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net 1ncome from the partnership conducting a trade or business in the United States. • In the case of a disregarded entity with aU S. owner, the U.S. owner of the disregarded entity and not the entity: • In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust:and • In the case of a U.S. trust (other than a grantor trust), the U.S trust (other than a grantor trust) and not the beneficiaries of the trust. Foreign person.If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Pub. 515, Withholding of Tax on Nonresident Aliens and Foreign Entities). Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes. If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income,you must attach a statement to Form W-9 that specifies the following five items. 1.The treaty country. Generally,this must be the same treaty under which you claimed exemption from tax as a nonresident allen. 2.The treaty article addressing the income. 3.The article number (or location) in the tax treaty that contains the saving clause and its exceptions. 4.The type and amount of income that qualifies for the exemption from tax. 5.Sufficient facts to JUStify the exemption from tax under the terms of the treaty article. Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship 1ncome received by a Chinese student temporarily present in the United States. Under U.S. law, this student w1ll become a resident alien for tax purposes if h1s or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption. If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233. Backup Withholding What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments. This is called "backup withholding." Payments that may be subject to backup withholding Include Interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding. You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return. Payments you receive will be subject to backup withholding if: 1. You do not furnish your TIN to the requester, 2. You do not certify your TIN when required (see the instructions for Part II for details), 3. The IRS tells the requester that you furnished an incorrect TIN, 4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or 5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only). Certain payees and payments are exempt from backup withholding. See Exempt payee code, later, and the separate Instructions for the Requester of Form W-9 for more information. Also see Special rules for partnerships, earlier. What is FATCA Reporting? The Foreign Account Tax Compliance Act (FATCA) requ1res a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See Exemption from FATCA reporting code, later, and the Instructions for the Requester of Form W-9 for more information. Updating Your Information You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or 1f you no longer are tax exempt. In add ion, you must furnish a new Form W-9 if the name or TIN changes for the account: for example, if the grantor of a grantor trust dies. Penalties Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect. Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that resus in no backup withholding, you are subject to a $500 penalty.

FormW-9(Rev.11-2017) Page 3 Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment. Misuse of TINs. If the requester discloses or uses TINs in violation of federal law,the requester may be subject to civil and criminal penalties. Specific Instructions Line 1 You must enter one of the following on this line; do not leave this line blank. The name should match the name on your tax return. If this Form W-9 is for a joint account (other than an account maintained by a foreign financial institution (FFI)), list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9. If you are providing Form W-9 to an FFI to document a joint account, each holder of the account that is a U.S. person must provide a Form W-9. a. Individual. Generally, enter the name shown on your tax return.If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name,the last name as shown on your social security card, and your new last name. Note:ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040/1040A/1040EZ you filed with your application. b. Sole proprietor or single-member LLC. Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or "doing business as" (DBA) name on line 2. Line 4, Exemptions If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space on line 4 any code(s) that may apply to you. Exempt payee code. • Generally, individuals (including sole proprietors) are not exempt from backup withholding. • Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends. • Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions. • Corporations are not exempt from backup withholding with respect to attorneys' fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC. The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4. 1-An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(1)(2) 2-The United States or any of its agencies or instrumentalrties 3-A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities 4-A foreign government or any of its political subdivisions, agencies, or instrurnentalrties 5-A corporation 6-A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession 7-A futures commission merchant registered with the Commodrty Futures Trading Commission 8-A real estate investment trust 9-An entity registered at all times during the tax year under the Investment Company Act of 1940 10-A common trust fund operated by a bank under section 584(a) 11-A financial institution 12-A middleman known in the investment communrty as a nominee or custodian 13-A trust exempt from tax under section 664 or described in section 4947 c. Partnership, LLC that is not a single-member LLC, C corporation, or S corporation. Enter the entity's name as shown on the entity's tax return on line 1 and any business, trade, or DBA name on line 2. d. Other entities. Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on line 2. e. Disregarded entity.For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a "disregarded entrty." See Regulations section 301.7701-2(cX2Xiii).Enter the owner's name on line 1.The name of the entity entered on line 1 should never be a disregarded entity.The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner's name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on line 2, "Business name/disregarded ent1ty name." If the owner of the disregarded entrty is a fore1gn person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN. Line 2 If you have a business name,trade name, DBA name, or disregarded entity name, you may enter it on line 2. Line 3 Check the appropriate box on line 3 for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box on line 3. IF the entity/person on line 1 is a(n) ... THEN check the box for ... • Corporation Corporation • Individual • Sole proprietorship, or • Single-member limited liability company (LLC) owned by an individual and disregarded for U.S. federal tax purposes. Individual/sole proprietor or single-member LLC • LLC treated as a partnership for U.S. federal tax purposes, • LLC that has filed Form 8832 or 2553 to be taxed as a corporation, or • LLC that is disregarded as an entity separate from its owner but the owner is another LLC that is not disregarded for U.S. federal tax purposes. Limited liability company and enter the appropriate tax classification. (P= Partnership; C= C corporation; or S= S corporation) • Partnership Partnership • Trust/estate Trust/estate

Form W-9 (Rev. 11-2017) Page4 The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13. M-A tax exempt trust under a section 403(b) plan or section 457(g) plan Note:You may wish to consult with the financial Institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed. Line 5 Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns. If this address differs from the one the requester already has on file, write NEW at the top. If a new address is provided, there is still a chance the old address will be used until the payor changes your address in their records. Line 6 Enter your city, state, and ZIP code. Part I. Taxpayer Identification Number (TIN) Enter your TlN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below. If you are a sole proprietor and you have an ElN, you may enter either your SSN or EIN. If you are a single-member LLC that is disregarded as an entity separate from its owner, enter the owner's SSN (or EIN, if the owner has one). Do not enter the disregarded entity's EIN. If the LLC is classified as a corporation or partnership, enter the entity's EIN. Note:See What Name and Number To Give the Requester, later, for further clarification of name and TIN combinations. How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN. get Form SS-5. Application for a Social Security Card, from your local SSA office or get this form online at www.SSA.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/Businesses and clicking on Employer Identification Number (EIN) under Starting a Business. Go to www.irs.gov/Forms to view, download, or print Form W-7 and/or Form SS-4. Or, you can go to www.irs.gov/OrderForms to place an order and have Form W-7 and/or SS-4 mailed to you within 10 business days. If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give rt to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester. Note:Entering "Applied For" means that you have already applied for a TlN or that you intend to apply for one soon. Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8. Part II. Certification To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, 4, or 5 below indicates otherwise. For a JOint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on l1ne 1 must sign. Exempt payees, see Exempt payee code, earlier. Signature requirements. Complete the cert1ficat1on as indicated in items 1 through 5 below. 1 See Form 1099-MISC, Miscellaneous Income, and its instructions. 2 However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency. Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold 1n the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with "Not Applicable" (or any similar indication) written or printed on the line for a FATCA exemption code. A-An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37) B-The United States or any of its agencies or instrumentalities C-A state,the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities D-A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i) E-A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i) F-A dealer in securities,commodities, or derivative financial instruments (including notional principal contracts,futures, forwards, and options) that is registered as such under the laws of the United States or any state G-A real estate investment trust H-A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940 1-A common trust fund as defined in section 584(a) J-A bank as defined in section 581 K-A broker L-A trust exempt from tax under section 664 or described in section 4947(a)(1) IF the payment is for ... THEN the payment is exempt for ... Interest and dividend payments All exempt payees except for 7 Broker transactions Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012. Barter exchange transactions and patronage dividends Exempt payees 1 through 4 Payments over $600 required to be reported and direct sales over $5,0001 Generally, exempt payees 1 through 52 Payments made in settlement of payment card or third party network transactions Exempt payees 1 through 4

Form W-9 (Rev. 11-2017) Page 5

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), ABLE accounts (under section 529A), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:	Give name and SSN of:
1. Individual	The individual
2. Two or more individuals (joint account) other than an account maintained by an FFI	The actual owner of the account or, if combined funds, the first individual on the account[1]
3. Two or more U.S. persons (joint account maintained by an FFI)	Each holder of the account
4. Custodial account of a minor (Uniform Gift to Minors Act)	The minor[2]
5. a. The usual revocable savings trust (grantor is also trustee) b. So-called trust account that is not a legal or valid trust under state law	The grantor-trustee[1] The actual owner[1]
6. Sole proprietorship or disregarded entity owned by an individual	The owner[3]
7. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulations section 1.671-4(b)(2)(i)(A))	The grantor*

For this type of account:	Give name and EIN of:
8. Disregarded entity not owned by an individual	The owner
9. A valid trust, estate, or pension trust	Legal entity[4]
10. Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
11. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
12. Partnership or multi-member LLC	The partnership
13. A broker or registered nominee	The broker or nominee
14. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
15. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulations section 1.671-4(b)(2)(i)(B))	The trust

[1] List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

[2] Circle the minor's name and furnish the minor's SSN.

[3] You must show your individual name and you may also enter your business or DBA name on the "Business name/disregarded entity" name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

[4] List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see *Special rules for partnerships*, earlier.

***Note:** The grantor also must provide a Form W-9 to trustee of trust.

Note: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records From Identity Theft

Identity theft occurs when someone uses your personal information such as your name, SSN, or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

- Protect your SSN,
- Ensure your employer is protecting your SSN, and
- Be careful when choosing a tax preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.

For more information, see Pub. 5027, Identity Theft Information for Taxpayers.

Victims of identity theft who are experiencing economic harm or a systemic problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

Form W-9 (Rev. 11-2017) Page 6

The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

If you receive an unsolicited email claiming to be from the IRS, forward this message to *phishing@irs.gov*. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at *spam@uce.gov* or report them at *www.ftc.gov/complaint*. You can contact the FTC at *www.ftc.gov/idtheft* or 877-IDTHEFT (877-438-4338). If you have been the victim of identity theft, see *www.IdentityTheft.gov* and Pub. 5027.

Visit *www.irs.gov/IdentityTheft* to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividendl, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

The Depositary for the Compulsory Acquisition is:

COMPUTERSHARE TRUST COMPANY OF CANADA

By Mail	By Registered Mail, Hand or by Courier

P.O. Box 7021	100 University Avenue
31 Adelaide St E	8th Floor
Toronto, ON	Toronto, ON
M5C 3H2	M5J 2Y1
Attention: Corporate Actions	Attn: Corporate Actions

Toll Free: 1-800-564-6253

E-Mail: corporateactions@computershare.com

Any questions or requests for assistance or additional copies of this Letter of Transmittal, the Offer and Circular and the Notice of Compulsory Acquisition may be directed by holders of Remaining Shares to Computershare Trust Company of Canada, the Depositary, at their telephone number and location set out above. You may also contact your broker, dealer, commercial bank or trust company or other intermediary for assistance concerning the Compulsory Acquisition.

NOTICE OF REDEMPTION

January 11, 2019

TO:                         Holders of common shares (“Nevsun Shares”) of Nevsun Resources Ltd. (“Nevsun”)

Reference is made to the shareholder rights plan agreement dated as of June 8, 2011 between Nevsun and Computershare Investor Services Inc. in its capacity as rights agent (the “Rights Plan”). Any capitalized terms not otherwise defined herein shall have the same meaning ascribed to them in the Rights Plan.

Pursuant to Article 5, Subsection 5.1(e) of the Rights Plan, you are hereby given notice that, as a result of the take-up of common shares of Nevsun by 1178180 B.C. Ltd., a wholly- owned subsidiary of Zijin Mining Group Co. Ltd., on December 28, 2018, and the payment for such shares on December 31, 2018, the Board of Directors of Nevsun is deemed to have elected to redeem the outstanding Rights in accordance with the Rights Plan. In accordance with the Rights Plan, each holder of Nevsun Shares (a “Shareholder”) is entitled to receive payment of $0.0001 for each Right (the “Redemption Payment”) that such Shareholder holds. For example, if a Shareholder owns 10,000 Nevsun Shares then such Shareholder is entitled to receive a Redemption Payment in the amount of $1.00. To receive your Redemption Payment, please contact Computershare Trust Company of Canada on or before 5:00 p.m. (Toronto Time) on March 12, 2019 by mail at P.O. Box 702, 31 Adelaide St E, Toronto, ON M5C 3H2, Attention: Corporate Actions or by registered mail, hand or by courier at 100 University Avenue, 8th Floor, Toronto ON M5J 2Y1 Attention: Corporate Actions.

NEVSUN RESOURCES LTD.

“Qixue Fang”
Name: Qixue Fang
Title: Director

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The bidder has filed the following as Exhibits to this Schedule:

Exhibit Number	Description

99.1	Press releases dated September 5, 2018 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K of Nevsun Resources Ltd. (File No. 001-32405), as filed on September 5, 2018).[1]

99.2	Press releases dated September 14, 2018 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K of Nevsun Resources Ltd. (File No. 001-32405), as filed on September 14, 2018).[1]

99.3	Press release dated December 5, 2018.[2]

99.4	Press release dated December 17, 2018 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K of Nevsun Resources Ltd. (File No. 001-32405), as filed on December 17, 2018).[3]

99.5	Press release dated December 28, 2018.[4]

99.6	Press release dated January 7, 2019.[5]

99.7	Press release dated January 11, 2019 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K of Nevsun Resources Ltd. (File No. 001-32405), as filed on January 11, 2019).

1  Previously filed with Bidder’s Schedule 14D-1F on September 14, 2018.

2  Previously filed with Bidder’s Amendment No. 1 to Schedule 14D-1F on December 6, 2018.

3  Previously filed with Bidder’s Amendment No. 2 to Schedule 14D-1F on December 18, 2018.

4  Previously filed with Bidder’s Amendment No. 3 to Schedule 14D-1F on December 31, 2018.

5  Previously filed with Bidder’s Amendment No. 4 to Schedule 14D-1F on January 8, 2019.

PART III — UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1. Undertakings

(a) The bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b) The bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the offer. Such information shall be set forth in amendments to this Schedule.

2. Consent to Service of Process

(a) The bidder has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.5

(b) Any change to the name or address of the registrant’s agent for service shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the registrant.

5  Previously filed with Bidder’s Schedule 14D-1F on September 14, 2018.

PART IV — SIGNATURES

By signing this Schedule, Zijin Mining Group Co. Ltd. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 11, 2019		ZIJIN MINING GROUP CO. LTD.

	By:	/s/ Fang Qixue
		Name:	Fang Qixue
		Title:	Executive Director

By signing this Schedule, 1178180 B.C. Ltd. consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon its designated agent.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 11, 2019		1178180 B.C. LTD.

	By:	/s/ Fan Cheung Man
		Name:	Fan Cheung Man
		Title:	Director

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press releases dated September 5, 2018 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K of Nevsun Resources Ltd. (File No. 001-32405), as filed on September 5, 2018).[6]

99.2	Press releases dated September 14, 2018 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K of Nevsun Resources Ltd. (File No. 001-32405), as filed on September 14, 2018).[6]

99.3	Press release dated December 5, 2018.[7]

99.4	Press release dated December 17, 2018 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K of Nevsun Resources Ltd. (File No. 001-32405), as filed on December 17, 2018).[8]

99.5	Press release dated December 28, 2018.[9]

99.6	Press release dated January 7, 2019.[10]

99.7	Press release dated January 11, 2019 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 6-K of Nevsun Resources Ltd. (File No. 001-32405), as filed on January 11, 2019).

6  Previously filed with Bidder’s Schedule 14D-1F on September 14, 2018.

7  Previously filed with Bidder’s Amendment No. 1 to Schedule 14D-1F on December 6, 2018.

8  Previously filed with Bidder’s Amendment No. 2 to Schedule 14D-1F on December 18, 2018.

9  Previously filed with Bidder’s Amendment No. 3 to Schedule 14D-1F on December 31, 2018.

10 Previously filed with Bidder’s Amendment No. 4 to Schedule 14D-1F on January 8, 2019.